Exhibit 14.1

SPEAKING ROSES INTERNATIONAL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

CODE OF BUSINESS CONDUCT AND ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

I. General Statement of Policy

It is the policy of Speaking Roses International, Inc. (the "Company") that the conduct of its directors, officers and employees while acting on behalf of the Company be based upon the highest ethical standards and compliance with the law. This Code of Business Conduct and Ethics (this "Code") affirms the policy of the Company and is a guideline to:

- Promote honest and ethical conduct that reflects positively on the Company;

- Maintain a corporate climate in which the integrity and dignity of each individual is valued;

- Assure compliance with laws, rules and regulations that govern the Company's business activities; and

- Assure the proper use of the Company's assets.

This Code does not specifically address every potential form of unacceptable conduct, and it is expected that our directors, officers and employees will exercise good judgment in compliance with the principles set out in this Code. Each director, officer and employee has a duty to avoid any circumstance that would violate the letter or spirit of this Code. Certain aspects of this Code may be the subject of specific agreements between the Company and one or more of its directors, officers or employees. The terms of this Code are not intended to override the terms of those specific agreements, and if there is a conflict between a specific agreement and this Code, the specific agreement will control. We may modify or amend this Code from time to time.

II. Fair Dealing

Each director, officer and employee should endeavor to deal honestly and ethically with the Company's other directors, officers and employees, and its auditors, attorneys, advisors, customers, suppliers and competitors while engaged in business on behalf of the Company. Non-compliance with this Code or the law or other unethical or dishonest business practices, while acting on behalf of the Company are forbidden and may result in disciplinary action, including termination.

III. Proper Use of Company Assets

Company assets should be used only for the legitimate business purposes of the Company. Directors, officers and employees are prohibited from using Company assets, confidential or proprietary information, or position for personal gain. Directors, officers and employees are responsible to safeguard the Company's assets, including the Company's physical facilities, office equipment, computer software, records, customer information, and particularly the Company's proprietary or confidential information.

IV. Compliance with Laws, Rules and Regulations

The Company is committed to being a good corporate citizen in all jurisdictions that it operates. It is your job to be aware of and to comply with the laws, rules, regulations and the legal requirements affecting you and your job. In particular, our director, officers and employees are expected to comply with all laws, rules and regulations relating to discrimination, securities, antitrust, civil rights, safety and the environment.

The following pages describe the Company's guidelines for adhering to and complying with laws in particular areas. The special emphasis on these laws does not limit the general admonition to comply with all applicable laws, regulations and judicial decrees of the United States (federal, state and local) and of other countries where the Company transacts business. This Code envisions a level of ethical business conduct above the minimum required by law.

A. Discrimination and Harassment

The Company is committed to providing a workplace free of discrimination and harassment based on race, color, religion, age, gender, national origin, disability, veteran status, or any other basis prohibited by applicable law. Offensive or hostile working conditions created by such harassment or discrimination will not be tolerated. Each director, officer and employee has a duty while acting on behalf of the Company to refrain from engaging in conduct that constitutes discrimination or harassment.

B. Insider Trading

Directors, officers and employees in possession of material information about the Company or companies with whom we do business must abstain from trading in our securities until that information is generally and publicly available by means of a press release or other public filing. Such material "inside information" might include earnings estimates, stock and dividend activity, changes of control or management, pending mergers, sales, acquisitions, sales numbers or other significant business information or developments. Providing such inside information to others, including family or friends, who then trade on the inside information is also strictly prohibited. Trading on inside information is also a violation of federal securities law.

C. Antitrust Activities

The purpose of antitrust laws in the United States and most other countries is to provide a level playing field to economic competitors and to promote fair competition. No director, officer or employee, under any circumstances or in any context, may enter into any understanding or agreement, whether expressed or implied, formal or informal, written or oral, with an actual or potential competitor, which would illegally limit or restrict in any way either party's business or market activities. This prohibition includes any understanding or agreement relating to prices, costs, profits, products, services, terms or conditions of sale, market share or customer or supplier classification or selection. It is the Company's policy to comply with all applicable antitrust laws and our employees will be required to do the same.

D. Environment, Health and Safety

The Company is committed to managing and operating its assets in a manner that is protective of human health and safety and the environment. It is our policy to comply, in all material respects, with applicable health, safety and environmental laws and regulations. Each director, officer and employee is expected to comply with our environmental, health and safety policies, programs, standards and procedures and all applicable health, safety and environmental laws and regulations.

V. Political Contributions

Corporate funds, credit, property or services may not be used (directly or indirectly) to support any political party or candidate for public office, or to support or oppose any ballot measure, without the prior approval of the Company's chief executive officer. Although employees are encouraged to support political parties and candidates with their personal efforts and money, the Company will not reimburse or subsidize them in any way for that political participation.

VI. Confidential Information

Employees may become aware of confidential or proprietary information regarding actual or potential customers, suppliers, or commercial transactions of the Company, or of non-public technical information pertaining to the operations or potential operations of the Company. "Confidential" or "proprietary" refers to information that is not available to the public (or that someone would normally expect to be non-public), and that might give the holder of the information a competitive advantage over a third party. For example, confidential information of the Company would include information marked as "Confidential," "Proprietary," "Trade Secret," or with a similar marking; information relating to current and future business plans, strategies and methods, including service offerings, divestitures, mergers, acquisitions, and marketing and sales plans and data; information relating to hiring decisions, and to current, former and prospective employees; technical and engineering information, specifications, and data; financial reports and data that have not been made public; and any information of the type described above that is received from any other person.

You should use reasonable care to protect the confidentiality of all of the Company's confidential or proprietary information, and should not disclose confidential information to unauthorized persons. This means that you should exercise care when discussing Company matters in the presence of third parties, and should contact the chief financial officer before disclosing confidential information to a third party. Such confidential and proprietary information is the exclusive property of the Company and each employee is bound to keep such information in strictest confidence, except when disclosure is authorized by an officer of the Company or legally mandated. Furthermore, such information is to be used solely for Company purposes and never for the private gain of a director, officer or employee (or any member of his or her immediate family), or any third party.

Special care is required regarding the public release of information concerning the Company's business, strategies, activities, and plans, the disclosure of which could influence investors trading in the Company's securities. All media contact and public statements and discussions of the Company's business should be coordinated with the principal official of the Company in charge of investor relations.

VII. Conflicts of Interest

A. General

Generally, a conflict exists when the personal interests or activities of a director, officer or employee (or the immediate family members of a director, officer or employee) may influence the exercise of that person's independent judgment in the performance of one or more duties to the Company. Even the appearance of a conflict of interest may be as damaging as an actual conflict and should be avoided. Directors, officers and employees should not enter into any transaction or engage in any practice (directly or indirectly) that would tend to influence him or her in any manner other than in the best interests of the Company. Directors, officers and employees (or members of their immediate family) also should not exercise discretionary authority or make or influence any recommendation or decision on behalf of the Company that would result in an undisclosed personal financial benefit to such employee or to members of his or her immediate family.

In general, a conflict of interest is likely to arise if you:

- cause the Company to engage in business transactions with relatives or friends;

- use nonpublic Company, client or vendor information for personal gain by you, your relatives or friends (including securities transactions based on such information);

- have more than a modest financial interest in the Company's partners, suppliers or competitors; or

- compete, or prepare to compete, with the Company while still employed by the Company.

There are other situations in which a conflict of interest may arise. If you become aware of any material transaction or relationship that could reasonably be expected to give rise to such a conflict of interest, or if you have concerns about any situation, follow the steps outlined in the section "Compliance and Enforcement" below.

It is not a conflict of interest for a director, officer or employee or members of a director's, officer's or employee's immediate family to obtain services from persons or entities who also provide services to the Company, including legal, accounting or brokerage services, loans from banks or insurance from insurance companies, at rates customary for similarly situated customers. Furthermore, no relationship involving an employee or non-executive officer that is disclosed to and affirmatively determined by the chief financial officer or human resources director of the Company to be immaterial and no relationship involving an executive officer or director that is disclosed to and affirmatively determined by the Board of Directors of the Company to be immaterial (and no action incidentally benefiting any such employee, officer or director as a result of such relationship) shall be deemed a conflict of interest within the meaning of this Code.

B. Gifts, Gratuities, and Other Benefits

The Company intends to conduct its business in accordance with high ethical standards. As a general rule, other than for modest gifts given or received in the normal course of business (including travel or entertainment), no director, officer or employee or their relatives may give gifts to, or receive gifts from, the persons doing business with the Company. Other gifts may be given or accepted only with prior approval of senior management. In no event should you put the Company in a position that would be embarrassing if the gift was made public.

Dealing with government employees often is different from dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of, and strictly follow, these prohibitions.

Any director, officer or employee who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.

Directors, officers and employees are expected to make decisions about the use or purchase of materials, equipment, consultants, advice, property, and supplies with the intent of receiving the best value for the Company. Such decisions should consider total cost, competitiveness, quality, and service in addition to other factors relevant to the Company's business.

VIII. Corporate Opportunities

Directors, officers and employees are prohibited from taking for themselves personally (or for members of their immediate family) any opportunity that may be of interest to the Company that is discovered through the use of corporate property, information or position unless that opportunity is first offered to the Company and the Company affirmatively determines not to pursue it.

IX. Other Organizations

Each officer and employee is expected to devote his full time and efforts during normal working hours to the service of the Company. No officer or employee shall engage in any business or secondary employment that interferes with his other obligations and responsibilities to the Company.

No employee of the Company may serve on the board of directors of any corporation not owned or controlled by the Company, other than a nonprofit, charitable, religious, civic or educational organization, without the prior written approval of the Company's chief executive officer. The chief executive officer may not serve on the board of directors of any corporation not owned or controlled by the Company, other than a non-profit, charitable, religious, civic or educational organization, without the prior approval of the Company's Board of Directors.

Unless disclosed to and approved by the chief financial officer or human resources director, no officer or employee or any member of his or her immediate family may directly or indirectly have a financial interest (whether as an investor, lender, employee or other service provider) in any company that is selling supplies, furnishing services or otherwise doing business or competing with the Company. This provision does not apply to an officer or employee or members of his or her immediate family owning the securities of a publicly traded entity as long as such ownership represents less than five percent of the outstanding securities.

X. Accounting and Reporting

All accounting records should accurately reflect and describe corporate transactions. The recordation of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues, expenses or the nature of the activity.

All public disclosures made by the Company, including disclosures in reports and documents filed with or submitted to the Securities and Exchange Commission, shall be accurate and complete in all material respects. Each director, officer and employee is expected to carefully consider all inquiries from the Company related to the Company's public disclosure requirements and promptly supply complete and accurate responses. No director, officer or employee of the Company may directly or indirectly make or cause to be made a materially false or misleading statement, or omit to state, or cause another person to omit to state, any material fact necessary to make statements made not misleading.

If any officer or employee has any questions or concerns about any of the Company's public disclosures, he or she should immediately contact the Company's chief financial officer or its human resources director. Additionally, questions or concerns can also be addressed to the Company's outside legal counsel.

XI. Compliance and Enforcement

Questions of interpretation or application of this Code with respect to a particular situation should be addressed to the Company's chief financial officer, human resources director or their designee. Such requests may be made in writing or orally and will be handled discreetly.

Compliance with this Code is a condition of employment for each officer or employee. Conduct contrary to this Code is outside of the scope of employment. Officers and employees are encouraged to talk to supervisors, human resource representatives or an officer of the Company when in doubt about the best course of action in a particular situation.

Any suspected violation of applicable laws, rules or regulations or this Code, including any transaction or relationship that reasonably could be expected to give rise to a conflict of interest, should be reported promptly to the Company's chief financial officer, its human resources director, or their designee, without regard to the usual lines of reporting. The Company will not attempt to identify the caller. Furthermore, there is no need to identify yourself, and every reasonable effort will be made to ensure that all questions and information will be handled discreetly.

The Company representative that receives the complaint shall file a report with the Board of Directors of the Company, including the reported suspected ethical violation, and a statement as to the resolution, if any, of such suspected ethical violation. Suspected ethical violations which are unresolved or which otherwise need to be considered by the Board of Directors should be placed on the agenda for the next Board meeting. If the suspected ethical violation involves a member of the Board of Directors, that member shall abstain from participating in the resolution by the Board of Directors or any special committee to which such matter may be referred. Suspected ethical violations by directors or executive officers will not be considered to violate our Code if and only if the Board of Directors, with regard to the matter under consideration, has determined that the activity which gives rise to the suspected ethical violation is waived as required by the "Amendment, Modification and Waiver" section below.

No adverse action will be taken against any director, officer or employee for making a complaint or disclosing information in good faith, and any director, officer or employee who retaliates in any way against a director, officer or employee who in good faith reports any violation or suspected violation of this Code of Conduct will be subject to disciplinary action, including termination.

Any violation of this Code of Conduct will be grounds for immediate disciplinary action, including termination.

XII. Amendment, Modification and Waiver

Any amendment or modification of this Code must be approved by the Company's Board of Directors. Any amendment or modification that applies to an officer or director of the Company shall be posted on the Company's website within two days of the vote by the Board of Directors or shall be otherwise disclosed as required by the Marketplace Rules of The Nasdaq Stock Market. Notice posted on the website shall remain there for a period of 12 months and shall be retained in the Company's files as required by law. Any waiver of this Code for non-executive employees may be granted by the Company's chief financial officer or its human resources director.

Any waiver of this Code for directors or executive officers may be granted only by the Board of Directors or by the Company's Audit Committee, subject to the disclosure and other provisions of the Securities Exchange Act of 1934. In case a waiver is granted to a director or officer, the notice of the waiver shall be posted on the Company's website within five days of the vote by the Board of Directors or shall be otherwise disclosed as required by applicable law. Notices of waivers posted on the website shall remain there for a period of 12 months and shall be retained in our files as required by law.

XIII. Conclusion

We are each responsible for safeguarding and promoting the Company's ethics and business reputation. Of course, doing the right thing may not always be easy. Many situations will involve subtleties and complexities that lead to difficult choices. When in doubt, take a step back to ask yourself whether the situation feels right, and consider whether you feel confident that your actions would withstand scrutiny. If necessary, take another careful look at this Code for guidance and seek advice from a supervisor or other colleague. Your actions should not have even the appearance of impropriety. You should be able to feel comfortable that your actions would not embarrass yourself, your colleagues or the Company's shareholders should it turn out that your conduct becomes "front page" news. Any director, officer or employee who ignores or violates any of the Company's ethical standards, and any supervisor who penalizes a subordinate for trying to follow these ethical standards, will be subject to corrective action, including possible immediate dismissal. It is the Company's hope, however, that your own moral compass and desire to be a part of an honest and ethical organization governs your conduct in accordance with this Code, rather than the threat of discipline. Simply put, the Company seeks to employ people who believe that honest and ethical behavior is not only good business, but also the right thing to do personally. This Code will be posted to the Company's website at www.speakingroses.com and will be filed as an exhibit to the Company's annual report on Form 10-KSB.